


20170215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Isham:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Walmart by the Organization United for Respect. We also have received a letter from the proponent dated February 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Daniel Schlademan
Organization United for Respect
FISMA & OMB Memorandum M-07-16

March 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

The proposal requests that management nominate at least one candidate for election to the board at the next annual meeting of shareholders who satisfies the criteria specified in the proposal.

We are unable to concur in your view that Walmart may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Walmart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

From: Daniel Schlademan
To: shareholderproposals
Cc: Iny, Eddie; Kristopher.Isham@walmartlegal.com
Subject: RE: Request by Wal-Mart Stores, Inc. to omit shareholder proposal submitted by the Organization United for Respect
Date: Thursday, February 09, 2017 7:15:46 PM

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. to omit shareholder proposal submitted by the Organization United for Respect

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Organization United for Respect ("OUR") submitted a shareholder proposal to Wal-Mart Stores, Inc. The Proposal asks Wal-Mart to nominate at least one candidate for election to the board of directors at the next annual meeting of shareholders who has a high level of expertise and experience in environmental matters.

In a letter to the Division dated January 30, 2017 Walmart submitted a no-action request. Wal-Mart raised a technical objection that can easily be remedied by substituting "the board of directors" for "management" in the resolved clause. The proponent is willing to make that change should the staff deem it necessary. This change would not affect the substance of the proposal -- the qualifications of one or more director candidates -- and is in line with the sort of technical changes that the staff has routinely permitted over the years, e.g., turning a binding proposal into a precatory proposal.

If you have any questions or wish to discuss the shareholder proposal, please contact me at ***FISMA & OMB Memorandum M-07-16*** I can also be reached in care of Leonard Carder, Attn: Eleanor Morton; 1188 Franklin Street, #201, San Francisco, CA, 94109.

Sincerely,

Daniel Schlademan
Co-Director and Board Member, Organization United for Respect (OUR)

FISMA & OMB Memorandum M-07-16


Walmart
Save money. Live better.

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Organization United for Respect
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Shareholders' Meeting (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Organization United for Respect (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

THEREFORE, BE IT RESOLVED: Shareholders request that management nominate at least one candidate for election to the board at the next annual meeting of shareholders who:

- has a high level of expertise and experience in environmental matters relevant to global supply chains, transportation or energy efficiency and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board or the Compensation, Nominating and Governance Committee, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director, under the definition Walmart uses to classify its directors; provided, however, that no director shall be considered independent if he or she has had a financial relationship with an organization that has received, in any year in the previous three years, more than $100,000 from Walmart's majority shareholders, a member of the Walton family or the Walton Family Foundation.

The nomination should be in a manner that does not affect the unexpired term of any director.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate Delaware law.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Delaware Law.

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). For the reasons set forth in the legal opinion provided by Potter Anderson & Corroon LLP regarding Delaware law (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. *See* Exhibit B.

The Proposal would require management of the Company to nominate at least one candidate who meets certain qualifications for election to the Board of Directors (the "Board"), which would be contrary to the Company's Amended and Restated Bylaws (the "Bylaws"), and, therefore, would violate Delaware Law. *See* Exhibit C. As discussed in greater detail in the Delaware Law Opinion, implementation of the Proposal would violate Delaware law because the Company's "management"—which consists of its officers[1]—do not have the authority to nominate directors. Instead, the Bylaws permit only two methods for nominating directors in order for a nomination to be "properly brought before the meeting," neither of which permit management of the Company to nominate candidates for election to the Board: (1) for stockholders to nominate directors in accordance with the notice and other applicable requirements of the Bylaws; and (2) for directors to nominate directors. As explained in the Delaware Law Opinion, "[c]orporate actions that would result in a violation of a corporation's bylaws are not permitted under Delaware law." Thus, by requiring the management of the Company to nominate at least one candidate for election to the Board, the action sought by the Proposal would violate the Bylaws, and, therefore, would cause the Company to violate Delaware Law.

On numerous occasions the Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where (as with the Proposal) the proposal, if implemented, would conflict with state law, according to a legal opinion signed by counsel. For example, in *Johnson & Johnson* (avail. Feb. 16, 2012), the Staff concurred with the exclusion of a proposal that, similar to the Proposal, requested a bylaw amendment that would in certain cases limit a director's ability to serve on the board's compensation committee, where the company furnished a state law legal opinion confirming that the requested bylaw would violate state law. *See also The Goldman Sachs Group, Inc.* (avail. Feb. 1, 2016) (concurring with the exclusion under Rule 14a-8(i)(2) of a proposal that would cause the company to violate Delaware law relating to board committee composition); *AT&T Inc*. (avail. Feb. 12, 2010) (concurring with the exclusion under Rule 14a-8(i)(2) of a proposal which, if approved, would cause the company to violate Delaware law relating to shareholders' ability to act by written consent); *Bank of America Corp.*

---

[1] The reference to "management" is commonly understood under Delaware law (as discussed in the Delaware Law Opinion) and by the Staff as meaning the Company's corporate officers, and not its Board of Directors. *See, e.g., TRW Inc.* (avail. Feb. 12, 1990) (distinguishing between a company's board and its management, with the Staff noting that "the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations.") Moreover, the Proposal reinforces this distinction by referencing each of the Company's "management," the "board" and the "Compensation, Nominating and Governance Committee."

(avail. Feb. 11, 2009) (concurring in the exclusion under Rule l4a-8(i)(2) of a proposal for the company to amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee, since the proposal would violate state law); *Marathon Oil Corp.* (avail. Feb. 6, 2009) (concurring with the exclusion under Rule 14a-8(i)(2) of a proposal, which, if implemented, would cause the company to violate a fundamental rule of Delaware law relating to discrimination among holders of the same class of stock); *Northrop Corp.* (avail. Mar. 8, 1991) (concurring with the exclusion under the predecessor rule to Rule 14a-8(i)(2) of a proposal requesting the establishment of a position on the company's board of directors to represent the interests of the company's employees and retirees because the proposal would require the new director to act in a manner inconsistent with the fiduciary duty to act in the interest of the company and its shareholders as a whole under Delaware law).

The Proposal is distinguishable from *Exxon Mobil Corp.* (avail. Mar. 16, 2015), in which the Staff refused to concur with the exclusion under Rule 14a-8(i)(2) of a similar proposal where the company argued, as established in a legal opinion, that the nominating and corporate governance committee of the board of directors cannot nominate a director for election because only the full board of directors can submit matters, such as the election of directors, to company shareholders. In *Exxon Mobil*, the proposal dealt with whether a committee, which is *part* of the board of directors, can nominate directors. However, in the instant case, the Proposal relates to whether management, which is *separate* from the Board, can nominate directors, and is therefore distinguishable.

Further, the Proposal is also distinguishable from *Moody's Corp.* (avail. Feb. 26, 2009) and *The McGraw-Hill Companies, Inc.* (avail. Feb. 20, 2009), where the Staff refused to concur with the exclusion of these two proposals under Rule 14a-8(i)(2) where the companies argued, as established in a legal opinion, that requesting the board of directors to adopt policies that the chairman of the board be an independent director violated state law because the requested policies conflicted with the companies' bylaws. In *Moody's* and *McGraw-Hill*, the proposals requested that the board of directors take action that violated the bylaws, and under state law, the board of directors could unilaterally implement this action because the board had the power to amend the bylaws. However, in the instant case, the Proposal requests that management, which is distinct from the Board, take action that violates the Bylaws, and under Delaware law, management cannot unilaterally implement this action because management does not have the power to amend the Bylaws, and is therefore distinguishable.

Therefore, we believe that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate Delaware law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Daniel Schladelman, Organization United for Respect

EXHIBIT A

December 14, 2016

Gordon Y. Allison
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th St.
Bentonville, AR 72616-0215

Dear Mr. Allison:

On behalf of the Organization United for Respect ("OUR") I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Wal-Mart Stores, Inc.'s ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

OUR is the beneficial owner of approximately 40 shares of the Company's common stock, which been held continuously for more than a year prior to this date of submission. We intend to hold the shares through the date of the Company's next annual meeting of shareholders.

The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** Copies of correspondence or a request for a "no-action" letter should be forwarded to Daniel Schlademan c/o Leonard Carder, Attn: Eleanor Morton; 1188 Franklin Street, #201, San Francisco, CA, 94109.

Sincerely,



Daniel Schlademan
Co-Director and Board Member, Organization United for Respect (OUR)

Cc: Howard N. Handwerker, Amalgamated Bank

Encl:
Shareholder Resolution

INDEPENDENT DIRECTOR WITH ENVIRONMENTAL EXPERTISE

Environmental expertise is critical to the success of Fortune 500 companies generally and Walmart specifically. Walmart's global supply chain, massive shipping and surface transportation operation network and thousands of stores have an enormous environmental impact.

Increasingly, shareholders, lenders, host country governments and regulators, and affected communities are focused on how to effectively track, manage and reduce the environmental impact of varying economic activities. A company's inability to demonstrate that policies and practices are in line with internationally accepted environmental standards can lead to difficulties in expanding into new markets, raising new capital and maintaining public goodwill and a favourable reputation with customers.

Walmart has staked much of the company's public image on a range of environmental initiatives. But these efforts, often operating without independent third-party verification, have been widely criticized as inadequate. The Sierra Club, the nation's largest and one of the most prominent environmental organizations recently reminded its members that Walmart's carbon pollution was increasing while the company "pours millions of dollars into a misleading PR campaign around sustainability."[1] As the impacts of climate change have become increasingly clear and concern has grown about the impact of coal-based energy production, another report found that, in 2013, Walmart consumed 4,240,000 tons of coal to power its U.S. stores and distribution centres.[2]

We believe that Walmart would benefit by addressing the environmental impact of its business at the most strategic level by nominating an environmental specialist for election to the board. An authoritative figure with acknowledged expertise and standing could allow Walmart to more effectively address the environmental issues inherent in a business of the company's size and reach.

THEREFORE, BE IT RESOLVED: Shareholders request that management nominate at least one candidate for election to the board at the next annual meeting of shareholders who:

- has a high level of expertise and experience in environmental matters relevant to global supply chains, transportation or energy efficiency and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board or the Compensation, Nominating and Governance Committee, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director, under the definition Walmart uses to classify its directors; provided, however, that no director shall be considered independent if he or she has had a financial relationship with an organization that has received, in any year in the previous three years, more than $100,000 from Walmart's majority shareholders, a member of the Walton family or the Walton Family Foundation.

The nomination should be made in a manner that does not affect the unexpired term of any director.

---

[1] https://ilsr.org/walmart-climate/

[2] Institute for Local Self Reliance, Walmart's Dirty Energy Secret, November 2014

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 23, 2016

VIA OVERNIGHT MAIL AND EMAIL

Organization United for Respect (OUR)
Daniel Schlademan
c/o Leonard Carder
Attn: Eleanor Morton
1188 Franklin Street
#201
San Francisco, CA 94109

Dear Mr. Schlademan:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on December 16, 2016, the shareholder proposal entitled "Independent Director with Environmental Expertise" that you submitted on behalf of Organization United for Respect (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including December 14, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 14, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 14, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including December 14, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding

and including December 14, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Geoffrey W. Edwards, the Company's Senior Associate General Counsel, at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-021. Alternatively, you may transmit any response by facsimile to Mr. Edwards at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact Mr. Edwards at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Elizabeth A. Ising

EAI/amw

cc: Geoffrey W. Edwards, Wal-Mart Stores, Inc.

Enclosures



HOWARD N. HANDWERKER
First Vice President

TEL (626) 432-9907
FAX (626) 432-9905
howardhandwerker@amalgamatedbank.com

January 3, 2017

Geoffrey W. Edwards
Senior Associate General Counsel
Walmart Stores Inc.
702 SW 8th Street, MS 0215
Bentonville, AR 72716-021

Via facsimile (479) 277-5991

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Edwards:

I am writing in response to your letter dated December 23, 2016 regarding the shareholder proposal entitled "Independent Director with Environmental Expertise" (the "Proposal") submitted to you by the Organization United for Respect ("OUR").

OUR is a customer of Amalgamated Bank and has beneficially owned 40 shares of Walmart Stores, Inc. common stock, worth at least $2,000, continuously for at least one year up to and including December 14, 2016, the date on which the proposal was submitted. Amalgamated Bank has acted as record holder of these shares and is a Depository Trust Company participant.

If you require any additional information, please let me know.

Very truly yours,

Howard N. Handwerker

cc: Organization United for Respect (OUR)

EXHIBIT B

Potter
Anderson
Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000
www.potteranderson.com

January 30, 2017

Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Re: Stockholder Proposal Submitted by the Organization United for Respect

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff of the Securities and Exchange Commission (the "Commission") grant no-action relief to Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company"), with respect to a stockholder proposal and a statement in support thereof submitted by the Organization United for Respect (the "Proponent"). The Proposal, if adopted, would require management of the Company to nominate at least one candidate for election to the Board of Directors of the Company (the "Board"), who meets certain qualifications, at the next annual meeting of stockholders. The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed the following documents, all of which were supplied by the Company or were obtained from publicly available records: (i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on October 26, 1988 (the "Restated Certificate"), as amended by the Certificate of Amendment of the Restated Certificate, as filed with the Secretary of State on August 26, 1991, the Certificate of Change of Location of Registered Office and of Registered Agent, as filed with the Secretary of State on October 16, 1998, the Certificate of Amendment of the Restated Certificate, as filed with the Secretary of State on July 27, 1999, and the Certificate of Change of Registered Agent and Registered Office, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate"); (ii) the Amended and Restated Bylaws of the Company, effective as of June 5, 2014 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete, and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete, and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the Bylaws and, accordingly, would violate Delaware law and, therefore, is not a proper subject for stockholder action under Delaware law.

The Proposal

The Proposal reads as follows:

THEREFORE, BE IT RESOLVED: Shareholders request that management nominate at least one candidate for election to the board at the next annual meeting of shareholders who:

- has a high level of expertise and experience in environmental matters relevant to global supply chains, transportation or energy efficiency and is widely recognized in the business and environmental communities as an authority in such field, as reasonable determined by the company's board or the Compensation, Nominating and Governance Committee, and
- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director, under the definition Walmart uses to classify its directors; provided, however, that no director shall be considered independent if he or she has had a financial relationship with an organization that has received, in any year in the previous three years, more than $100,000 from Walmart's majority shareholders, a member of the Walton family or the Walton Family Foundation.

The nomination should be in a manner that does not affect the unexpired term of any director.

Discussion

The Proposal, if implemented, would violate Delaware law because it would require management of the Company to nominate at least one candidate for election to the Board, which is contrary to the Bylaws and, therefore, is not a proper subject for stockholder action. The Bylaws permit only two methods for nominating directors in order for a nomination to be "properly brought before the meeting": (i) for stockholders to nominate directors in accordance with the notice and other applicable requirements of the Bylaws and (ii) for directors to nominate directors. With respect to the first method, Article II, Section 5 of the Bylaws provides a specific mechanism for which all candidates for election to the Board may be nominated and brought before an annual or special meeting of the stockholders, "other than those [nominations] made by or at the direction of the Board[.]" Specifically, the only nominations, other than those made by the Board, that may be properly brought before a meeting of stockholders are nominations presented and properly noticed by stockholders. The Bylaws expressly contemplate that only the Board and the stockholders may nominate candidates for election to the Board.

We note that the Proposal contemplates that management, not the Board, would have the power to nominate a director who complies with their specifications. The Bylaws only permit nominations by the Board or the stockholders; they do not permit management of the Company to nominate candidates for election to the Board. In our view, the Proposal's effort to empower the corporate officers, rather the Board, with the power to nominate a director is fatal to the validity of the Proposal.

Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that the business and affairs of a corporation shall be "by or under the direction of the board of directors." 8 Del. C. § 141(a); Edward P. Welch et al., Folk on the Delaware General Corporation Law §141.01 (6th Edition, 2017-1 Supp. 2013-2014) [hereinafter Folk] ("Section 141(a) expresses the general statutory requirement that corporate affairs be managed by an elected board of directors."). As a general rule, directors delegate the day to day management of their corporation to a management team of officers who they have selected. See Folk at §141.01 ("A fundamental precept of Delaware Corporation law is that it is the board of directors, and neither shareholders nor managers, that has the ultimate responsibility for the management of the enterprise. Of course, given the large, complex organizations through which modern, multifunction business corporations often operate, the law recognizes that corporate boards ... cannot themselves manage the operations of the firms, but may satisfy their obligations by thoughtfully appointing officers ....") (quoting Grimes v. Donald, 1995 WL 54441, at *8 (Del. Ch. Jan. 11, 1995). A reference to the "management" of a corporation is commonly understand, both by practitioners and the Delaware courts, to means the executive team, not the board of directors. See, e.g., Ironworkers District Council of Philadelphia & Vicinity Ret. & Pension Plan v. Andreotti, 2015 WL 2270673, at *9 (Del. Ch. May 8, 2015) (noting that "[t]he Company's management rejected the offer without consulting the Board, despite that [offer] being beyond the limit within which management could act without Board approval ...."); In re Smurfit-Stone Container Corp. S'holder Litig., 2011 WL 2028076, at *22 (Del. Ch. May 24, 2011) (explaining, with respect to the chief executive officer and the chief administrative officer, that "because management's potential conflicts were recognized, the Board took firm control of the sales process and management's involvement in it"). Indeed, even the Proponent draws a distinction in its Proposal between the Company's "management," the "board" and the "Compensation, Nominating and Governance Committee."

By calling on management to nominate a director to the Board, the Proposal assumed that the officers of the Company have an inherent right to nominate directors – an assumption that is not supported by Delaware law, or by the Certificate or Bylaws. Under Delaware law, officers of a corporation derive their duties and responsibilities from the bylaws of the corporation and resolutions of the board of directors, with certain limited exceptions. 8 Del. C. § 142(a); David A. Drexler et al., Delaware Corporation Law and Practice §14.02 (2015) [hereinafter Drexler] ("Aside from the signing of certificates and the maintenance of corporate minutes, Section 142(a) [of the DGCL] relegates the assignment of duties and responsibilities to officers to the corporation's bylaws and to resolutions of the board of directors not inconsistent with the bylaws."). Officers of a corporation therefore have a relatively narrow scope of inherent or presumptive authority. Folk at §142.06; see also Hack v. BMG Equities Corp., 1991 WL 101848 (Del. Ch. June 12, 1991) (explaining that, in the absence of specific provision in charter or bylaws authorizing the president, who was also one of two 50% stockholders, to vote corporation's stock of another company, which was the corporation's principal asset, stock could only be voted as the board directed); Bruch v. Nat'l Guarantee Credit Corp., 116 A. 738, 740 (Del. Ch. 1922) (holding the president and secretary had no implied or inherent power to file, without board approval, an answer to a petition for the appointment of a receiver). In this case, Article IV, Section 3 of the Bylaws provides that the "duties and powers of the officers of the [Company] shall be as provided in these Bylaws or, if not provided for in these Bylaws, as designated by action of the Board." In addition, the Bylaws expressly contemplate only that the Board and the stockholders, not any officer, may nominate directors.

Section 109(b) of the DGCL provides that a corporation's bylaws "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, its rights and powers or the rights and powers of its stockholders, directors, officers of employees." 8 Del. C. § 109(b). Delaware courts generally find that bylaw provisions concerning director nominations by stockholders are valid and enforceable so long as such provisions do not unduly restrict the stockholders nomination rights and are not applied inequitably. Openwave Sys. Inc. v. Harbinger Capital Partners Master Fund I, Ltd., 924 A.2d 228, 239 (Del. Ch. 2007) ("Advance notice bylaws are often construed and frequently upheld as valid by Delaware courts."); Hubbard v. Hollywood Park Realty Enters., Inc., 1991 WL 3151, at *11, *13 (Del. Ch. Jan. 14, 1999) (granting a preliminary injunction directing the board of directors to waive the advance notice bylaw for equitable purposes, noting, however, that "an advance notice by-law will be validated where it operates as a reasonable limitation upon the shareholders' right to nominate candidates for director."); see Accipiter Life Scis. Fund, L.P. v. Helfer, 905 A.2d 115, 127 (Del. Ch. 2006) (upholding the validity of a 10-day advance notice provision that applied when the corporation gave less than 60 days' notice of the stockholder meeting); Drexler at §9.05 ("As a general rule, bylaws which impose advance notice requirements upon stockholders intending to nominate prospective directors ... serve valid corporate objectives"). Corporate actions that would result in a violation of a corporation's bylaws are not permitted under Delaware law. See, e.g., Hollinger Intern., Inc. v. Black, 844 A.2d 1022, 1080 (Del. Ch. 2004) (explaining that under the DGCL, actions of a corporation are limited by the terms of properly adopted bylaws).

The Proposal, if adopted, would require the management of Wal-Mart to nominate certain candidates for election to the Board. The Bylaws, however, only permit the stockholders of the Company or the Board to nominate director candidates and do not authorize officers to nominate director candidates. In addition, even if the Board resolved to authorize officers of the Company to nominate directors, any such nomination would be invalid under the Bylaws. Therefore, the implementation of the Proposal, which contemplates that management would be entitled to nominate a director, contravenes the Bylaws and would violate Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Commission in connection with your no-action request relating to the Proposal.

Very truly yours,



POTTER ANDERSON & CORROON LLP

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